

07007982

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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BB 9/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53463

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 7 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2006 AND ENDING 6/30/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PriSol Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 Dresher Road, Suite 2400
(No. and Street)

Horsham PA 19044
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward S. Wosiski (215-657-9400)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gazer, Kohn, Maher & Company, LLP
(Name – *if individual, state last, first, middle name*)

Two Neshaminy Interplex, Suite 203, Trevose, PA 19053
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/4

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward S. Wosiski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PriSol Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A* ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Lucyann M. Pescatore, Notary Public
Horsham Twp. Montgomery County
My Commission Expires Jan. 14, 2010
Member, Pennsylvania Association of Notaries

PRISOL SECURITIES, INC.
Financial Statements
and
Supplemental Schedules Pursuant to
SEC Rule 17a-5

June 30, 2007



TABLE OF CONTENTS

GAZER, KOHN, MAHER & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
TWO NESHAMINY INTERPLEX
SUITE 203
TREVOSE, PA 19053-6933

TELEPHONE (215) 639-1520
FACSIMILE (215) 639-1506

www.gkmcpa.com

INDEPENDENT AUDITORS' REPORT

PriSol Securities, Inc.
Horsham, PA

We have audited the accompanying statement of financial condition of PriSol Securities, Inc. as of June 30, 2007 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PriSol Securities, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, (including information relating to the possession or control requirements) is presented for purposes of additional analysis and is not a part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



GAZER, KOHN, MAHER & COMPANY, LLP

Trevose, PA
August 14, 2007

PRISOL SECURITIES, INC.
Statement of Financial Condition
June 30, 2007

ASSETS		
Cash	$	23,455
Accounts receivable		962
Deposit		154
Total assets	$	24,571
LIABILITIES AND STOCKHOLDERS' EQUITY		
Due to affiliate		7,204
Other liabilities		3,600
Total liabilities		10,804
Commitments and contingent liabilities		
Stockholder's Equity		
Common stock, authorized 100,000 shares each		
class A and B, issued and outstanding 20,000		24,571
shares, par value $.01 per share		200
Additional paid-in capital		19,800
Retained earnings		(6,233)
Total stockholders' equity		13,767
Total liabilities and stockholders' equity	$	24,571

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Income
for the Year Ended June 30, 2007

REVENUE		
Mutual fund commissions and concessions	$	13,514
Interest		1,084
Total revenue		14,598
EXPENSES		
Commissions expense		11,540
Regulatory fees and expenses		2,902
Other		6,549
Total expenses		20,991
Loss before income taxes		(6,393)
Provision for income taxes		-
Net loss	$	(6,393)

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Changes in Stockholders' Equity
for the Year Ended June 30, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings Deficit	Total Stockholders' Equity
Balance at July 1, 2006	20,000	$ 200	$ 19,800	$ 160	$ 20,160
Net loss	-	-	-	(6,393)	(6,393)
Balance at June 30, 2007	20,000	$ 200	$ 19,800	$ (6,233)	$ 13,767

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
for the Year Ended June 30, 2007

Subordinated borrowings at July 1, 2006	$ -
Increases	-
Decrease	-
Subordinated borrowings at June 30, 2007	$ -

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Statement of Cash Flows
for the Year Ended June 30, 2007

Cash flows from operating activities:		
Net loss	$	(6,393)
Changes in assts and liabilities:		
(Increase) decrease in assets:		
Accounts receivables		559
Deposits		71
Increase (decrease) in liabilities:		
Due to affiliate		7,085
Net cash provided by operating activities		1,322
Net increase in cash		1,322
Cash at beginning of year		22,133
Cash at end of year	$	23,455
Supplemental disclosures of cash flow information		
Cash provided during the year for:		
Interest paid		-
Income taxes		-

The accompanying notes are an integral part of these financial statements.

PRISOL SECURITIES, INC.
Notes to Financial Statements
June 30, 2007

NOTE 1 - BUSINESS ACTIVITY

PriSol Securities, Inc. ("the company") was incorporated on July 23, 2001 in Delaware. The company operates as a limited purpose broker/dealer for the purpose of servicing the institutional marketplace through the sale of mutual fund shares. Revenue consists of commissions from mutual fund sales. The company does not maintain custody of customer securities. The company is affiliated by common ownership with Prime Solutions Financial Services Corp. ("PSFSC"). PSFSC, through agency relationships, provides access to proprietary cash management solutions to institutional buyers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company uses the accrual basis of accounting for financial statement reporting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

For purposes of reporting cash flows, cash includes money market accounts.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts that, because of the short-term nature of the financial instruments, approximate current fair value.

NOTE 3 - TRANSACTIONS WITH AFFILIATES

PSFSC provides personnel and office facilities to the company under a revenue sharing and service provision agreement. The agreement provides that PSFSC intends to assist PriSol's ongoing operations. Thus PSFSC advances funds to PriSol for payment of its expenses in excess of its revenue. The agreement states that once PriSol becomes profitable, it will pay PSFSC a management fee based on profits. In the meantime, PSFSC periodically determines that advances to date will not be repaid and absorbs them by crediting PriSol with a share of its revenues.

NOTE 4 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007, the Company had net capital of $13,029 which was $8,029 in excess of its required net capital of $5,000. The Company's net capital ratio was 83%.

The Company is exempt from SEC Rule 15c3-3 (Reserve Requirements) under Section (k)(2)(i) of that Rule. The company does not hold customer funds or safekeep customer securities.

PRISOL SECURITIES, INC,

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2007

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	13,767
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		13,767
Deductions and/or charges:		
Non-allowable assets:		
Receivable from dealers		147
Deposit and prepaid expense		154
Total non-allowable assets		301
Net Capital before haircuts on securities positions		13,466
Money market account - 2% thereof		(437)
Net Capital	$	13,029
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from statement of Financial Condition		
Due to affiliate and other liabilities		10,804
Total aggregate indebtedness	$	10,804
Percentage of aggregate indebtedness to Net Capital		82.92%
Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)		-

PRISOL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $10,804)	$ 720
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	5,000
Net Capital requirement	5,000
Excess Net Capital	8,029

PRISOL SECURITIES, INC.
Computation for Determination of the
Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission
June 30, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(A).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report

GAZER, KOHN, MAHER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
TWO NESHAMINY INTERPLEX
SUITE 203
TREVOSE, PA 19053-6933
TELEPHONE (215) 639-1520
FACSIMILE (215) 639-1506
www.gkmcpa.com

Board of Directors
PriSol Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of PriSol Securities, Inc. (the Company) for the year ended June 30, 2007, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g))1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures that would be followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions that are executed in accordance with management's authorization are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gazer, Kohn, Maher & Company, LLP

GAZER, KOHN, MAHER & COMPANY, LLP

Trevose, PA
August 14, 2007

END